

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2013

<u>Via E-mail</u>
Dr. Phillip Frost, M.D.
Chairman of the Board and Chief Executive Officer
Opko Health, Inc.
4400 Biscayne Blvd.
Miami, FL 33137

Re: Opko Health, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2012
         Filed March 18, 2013
         File No. 001-33528

Dear Dr. Frost:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your Form 10-K for the fiscal year ended December 31, 2012 and providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>General</u>

    1. We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Management's Discussion and Analysis of Financial Condition and results of Operation

Results of Operations
For the Years Ended December 31, 2012 and December 31, 2011
Research and Development Expenses, page 56

2. For your research and development projects, please revise your discussion to quantify the costs incurred during each period presented and to date.

Liquidity and capital Resources, page 58

3. In the note to your contractual obligations table, please quantify the amount of interest that is included in the table and contractual obligations that are excluded from the table. If no interest is included, revise your table to include the estimated interest payments and provide the requested disclosure. For the note of your excluded contractual obligations, disclose the estimated timing of the payments or the types of events that will trigger the payments.

Consolidated Statements of Operations, page 68

4. Please revise your presentation to eliminate the line item "gross margin excluding amortization of intangible assets." Please also revise your discussions throughout your document to eliminate the use of this item. Refer to SAB Topic 11.B.

Notes to Consolidated Financial Statements

Note 3 Acquisition, Investments, and Licenses, page 77

5. Please revise your disclosures to include the following for the acquisitions discussed here as required by ASC 805-10-50-2h:
    • The amounts of revenue and earnings of the seven business combinations completed in 2012 included in your consolidated statements of operations; and
    • The revenue and earnings of the combined entity as though the business combinations completed in 2012 had occurred as of the beginning of 2011.

Note 10 Income Taxes
Other Income Tax Disclosures, page 95

6. Please revise your disclosure to describe and quantify the items that are included in "other items including valuation allowance adjustments and permanent items." Please refer to ASC 740-10-50-12.

Note 17 Segments, page 100

7. Please revise your segment disclosures to include the following:
   - Revenues for each product or group of similar products as required by ASC 280-10-50-40; and
   - Separately quantify the long-lived assets located in the U.S. and in other foreign countries as required by ASC 280-10-50-41.

Item 9A. Controls and Procedures
Changes to the Company's Internal Control Over Financial Reporting, page 107

8. We note your disclosure that "Other than as set forth above… there have been no changes to the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect the Company's internal controls over financial reporting." Revise to state clearly, if correct, the changes in your internal control over financial reporting that occurred during the fourth quarter of fiscal year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Austin Stephenson, Staff Attorney, at (202) 551-3192 or John Krug, Senior Staff Attorney, at (202) 551-3862 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant